Exhibit 99.4

STOCK OPTION AGREEMENT

FOR NON-MANAGEMENT MEMBERS OF THE BOARD OF DIRECTORS

PURSUANT TO

FEDEX CORPORATION 2019 OMNIBUS STOCK INCENTIVE PLAN

A STOCK OPTION for a total of ___________ shares of Common Stock, par value $0.10 per share, of FedEx Corporation, a Delaware corporation (the “Company”), is hereby granted to ___________________, a director of the Company (the “Optionee”), at the price determined as provided herein, and in all respects subject to the terms, definitions and provisions of, the Company’s 2019 Omnibus Stock Incentive Plan (the “Plan”), which is incorporated herein by reference.

1. Option Price. The option price is __________ for each share, being one hundred percent (100%) of the fair market value of the Common Stock on the date of grant of this Option.

2. Exercise of Option. This Option shall be exercisable in accordance with the provisions of the Plan as follows:

(i) Vesting of Right to Exercise. Optionee’s right to exercise this option shall vest one hundred percent (100%) after one year.

(ii) Restrictions on Exercise. This Option may not be exercised if the issuance of the shares upon such exercise would constitute a violation of any applicable Federal or state securities or other law or regulation. As a condition to his exercise of this Option, the Company may require the person exercising this Option to make any representation and warranty to the Company as may be required by an applicable law or regulation.

3. Transferability of Option. During the lifetime of the Optionee, this Option may not be transferred in any manner and may be exercised only by him. The terms of this Option shall be binding upon the heirs, legal representatives, beneficiaries and successors of the Optionee.

4. Term of Option. This Option may not be exercised more than ten (10) years from the date of grant of this Option, as set forth below, and may be exercised during such term only in accordance with the Plan and the terms of this Option.

5. Optionee Acknowledgment. Optionee acknowledges receipt of a copy of the Plan and represents that such Optionee is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all the terms and provisions thereof. Optionee further acknowledges that the Company will not make any loans for the purpose of exercising this Option or paying any tax liability associated with the exercise of this Option. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee (as defined in the Plan) upon any questions arising under the Plan or this Option.

6. Additional Requirements. The Company reserves the right to impose other requirements on the Option, any shares acquired pursuant to the Option and the Optionee’s participation in the Plan to the extent the Company determines, in its sole discretion, that such other requirements are necessary or advisable in order to comply with local law, rules and regulations or to facilitate the operation and administration of the Option and the Plan. Such requirements may include (but are not limited to) requiring the Optionee to sign any agreements or undertakings that may be necessary to accomplish the foregoing.

7. Addendum. Notwithstanding any provisions in this Agreement to the contrary, if the Optionee transfers residence and/or employment to another country, the Company may establish alternative terms, conditions and requirements as may be necessary or advisable to accommodate the Optionee’s transfer and to comply with local law, rules and regulations or to facilitate the operation and administration of the Option and the Plan. Such provisions shall be set forth in an addendum to this Agreement.

Date of Grant: ____________________

FEDEX CORPORATION

By:
CHAIRMAN AND CHIEF
EXECUTIVE OFFICER

[NAME OF DIRECTOR]